ARTICLES OF ASSOCIATION OF THE MERCANTILE COMPANY
                "DESARROLLOS EOLICOS EL AGUILA, SOCIEDAD ANONIMA"


CHAPTER 1 - GENERAL MATTERS


ARTICLE 1. NAME:

A company is created with the name of "DESARROLLOS EOLICOS EL AGUILA, SOCIEDAD ANONIMA" that will be governed by these Articles, by the Consolidated Text of the Companies Act of 22nd December, 1989 and by any other legal requirements that may be of special application.


ARTICLE 2. OBJECTS:

The company's objects comprise:

a)   The promotion,  construction  and  management of wind farms.

b)   Acquiring, purchasing, renting and sale of urban and rural property.

     Activities that require the possession of special requirements that are not fulfilled by this company are excluded from the objects.

     If legal provisions require any professional title, or official licence, or inscription in public registers in order to carry out any of the activities comprised in the objects, the said activities must be carried out through a person who has such professional title, and, if any, may not be fulfilled until such time as the necessary official requirements have been fulfilled.

     The objects may be carried out in total or in part, through the possession of shares or shares in other companies of identical or similar objects or in joint ventures.


ARTICLE 3. THE REGISTERED OFFICE:

The Registered Office of the company is No. 52, Avenida Academia General Militar, Zaragoza.

The Board of Directors may authorise the creation, movement or closure of branches, agencies or regional offices and the transfer of the Registered Office to any other location within the same municipal area.


ARTICLE 4. DURATION AND COMMENCEMENT DATE:

The company is constituted for an indefinite period, and will commence trading on the day that the deed of incorporation is granted, without prejudice to the matters set out in Article 15 of the Consolidated Text.


                        CHAPTER II. SHARE CAPITAL. SHARES

ARTICLE 5. SHARE CAPITAL:

[It will remain the same save for any agreed change that may arise from this present meeting.]


ARTICLE 6. SHARES:

The share certificates will be issued from books with counter foils with the details and requirements set out in Article 53 of the current Companies Act.

Should shares without a vote be issued, this fact will be clearly stated on the share certificates.

When the General Meeting approves the issue of new shares or the cancellation of current shares, it will be able to authorise the issue of multiple share certificates


ARTICLE 7. SHAREHOLDERS' REGISTERS:

The nominal shares will be entered into a shareholders' register in which will be recorded the subsequent transfers, showing the name, surname, company or status, nationality and address of the subsequent shareholders, as well as the existence of stamp duty and other charges against them.

The company will only recognise that shareholder who is entered into the said register.


ARTICLE 8. RIGHTS:

Each share constitutes an equal part of the share capital and confers upon its holder the condition of shareholder, giving him all the rights that are set out in Article 48 of the current Consolidated Text.


ARTICLE 9. INDIVISIBILITY:

The shares will be indivisible, the co-holders of a share being obliged to name a single representative to exercise their ownership rights, and will be jointly responsible to the company for whatever liabilities are derived from their condition as a shareholder; this rule will be applied to all other cases of concurrence of rights of the shares.


ARTICLE 10. BENEFICIAL OWNERSHIP AND PLEDGING:

The voting and financial rights in the cases of beneficial ownership and pledging of the shares, as well as the liabilities arising from the status as a shareholder, are determined in accordance with Articles 67, 68, 69, 70, 71, 72 and 73 of the current Consolidated Text.


ARTICLE 11. TRANSFER OF SHARES:

1. There will be free voluntary inter vivos transfer between shareholders, as well as that carried out in favour of companies belonging to the same group as the transferor, provided that the said transfer is notified to the other shareholders within a period of 14 days following the said action

     The remaining transfers inter vivos will be governed by the following rules:

     a) The shareholder who wishes to transfer howsoever all or part of his shares must advise the other shareholders accordingly (at the address that is disclosed for them in the Shareholders' Register) within a period of 14 days from the date of having received a written offer. The communication must include a true copy of the offer and of the acceptance of it with the condition that the remaining shareholders do not exercise their preferential rights of purchase. Furthermore, the said communication will contain, as a minimum, the number of shares that are intended to be transferred, the identity of the purchaser, the price and other conditions of the transfer. Within the thirty days following the said communication, the remaining shareholders may acquire the shares at the price offered by the interested third party.

          If there are several shareholders interested in acquiring the shares they will be divided pro rata between them in the proportion of those shares that they already hold. If the number of shares is not exactly divisible, the excess will be allocated between the shareholders by lottery.

          If 30 days have passed without any notification on behalf of any of the shareholders who received the notification of intention to transfer, the shareholder will be able to transfer the shares under the conditions as advised, that is to say, not at a price less than or in more favourable terms; if such were the case he must communicate immediately the new conditions for the transfer offer in accordance with that already set out in this section. Should 60 days have passed since the new communication and the transfer to the shareholders or the interested third parties has not taken place, then the right to carry out the announced transfer will lapse and, in order to carry it out, the procedures outlined in this Article must be recommenced. In which case, the shareholder who intended to transfer his shares will not be able to notify any future intention of transfer until six months have passed from the date of the end of the 60 day period previously mentioned in this subsection.

     b) The final selling price to third parties will not be less than that initially offered and communicated to the other shareholders.

     c) Insofar as it applies, all the procedures set out in the sections of this Article must be complied with, not only in voluntary transfers, but also in the case of obligatory transfers.

     d) The disposal of shares that is not in accordance with that set out in this Article will not be recognised by the company

     e) With regard to the rights of preferential subscription, the transfer of them will adhere to the applicable part of the regulations of this Article set out in the previous paragraphs.

2. Transfers of shares mortis causa will be carried out freely when they are made in favour of the spouse, descendants or older relations of the shareholder. If they should be bequeathed to other persons, these other persons will be obliged to advise the company's management within six months following the death of the shareholder, who will proceed in the same manner set out for the transfer inter vivos in this Article, and if the preferential rights of purchase that have been established are not exercised, the heirs or beneficiaries will be recognised as shareholders. The value of the share will be fixed for these purposes by an auditor named by the Mercantile Registrar, by means of an up-to-date balance sheet drawn up from the accounting records, that will recognise the valuation of intangible as well as tangible assets.



                           CHAPTER III. COMPANY BODIES

ARTICLE 12. COMPANY BODIES:

The company is governed, managed and represented:

     a)   By the General Shareholders Meeting

     b)   By the Board of Directors


ARTICLE 13. GENERAL MEETING:

The shareholders, constituted at a General Meeting, will decide by majority those matters within the competence of the Meeting. The agreement of the General Meeting is binding on all the shareholders, including those dissenting and those absent, without prejudice to the rights of appeal that the law allows them.

Attendance at General Meetings will require compliance with the conditions and requirements set out in Article 104 of the current Consolidated Text.


ARTICLE 14. CLASSES OF MEETINGS:

General Shareholders Meetings may be Ordinary and Extraordinary.

The Ordinary General Meeting must take place within the first six months of each accounting year, to review the company's business, to adopt, if appropriate, the accounts of the previous year and resolve the distribution of profits.

All Meetings that are not as stated in the previous paragraph will be considered as Extraordinary General Meetings.

If the Ordinary General Meeting should not be convened within the legal period, it may be convened at the request of the shareholders and with a hearing of the Board of Directors, by the high court judge for the area in which the Registered Office is located, who in addition will appoint the person who will preside over it.

The Extraordinary General Meeting will be convened at any time when the Board of Directors considers it to be in the interests of the company, or when requested by shareholders who are holders of at least five per cent of the share capital, setting out in the notice the matters to be considered at the Meeting. In this latter case, the Meeting must be convened to take place within the thirty days following the day on which it had been demanded by notarised document that the Board of Directors convene it.


ARTICLE 15. CALLING MEETINGS:

The shareholders' General Meetings must be called by an announcement published in the Official Gazette of the Mercantile Register and in one of the province's newspapers with a high circulation rate, at least 15 days before the date fixed for the Meeting. In addition, the General Meeting must be convened through individual notice, which will be sent by registered post with acknowledgement of receipt to the address that is noted in the Shareholders' Register. There must be a period of at least twenty days from the date on which the notice was sent to the last of the shareholders and the planned meeting date. The notice will state the date of the Meeting, at the first calling, and include the Agenda. It can also state the date on which, if it were appropriate, the Meeting would be convened at the second call, there being at least a period of 24 hours between them.

Notwithstanding that set out in the previous paragraph, the Meeting will be understood to be convened, and will be validly constituted to deal with any matter whatsoever, whenever there may be present or represented all the share capital and those present accept unanimously that the Meeting take place.


ARTICLE 16. VOTING:

Each share gives the right to one vote. Resolutions of the General Meetings will be adopted by a majority of the votes, present or represented, except in relation to the following matters that will require a favourable vote of at least 75% of the share capital.

a) Any modification of the company's Objects; increases in share capital; the issue of debentures convertible into shares; the reduction of share capital; liquidation, dissolution, subdivision or merger of the company; and, in general, any modification to the Articles of Association;

b)   Resolutions concerning the acquisition, sale or amortisation of own shares.

c) Insofar as legally possible, resolutions that relate to situations of the insolvency of the company.

d)   Resolutions concerning the distribution of dividends.

e) Increase or decrease in the number of members of the Board and the appointment, substitution or removal of members of the Board.

f)   Adoption of the annual accounts.

g)   Appointment and removal of auditors when appropriate  without  prejudice to
     Article 205 of the Consolidated Text of the Companies Act;

h) In accordance with the provisions of Article 159 of the Companies Act, the exclusion from the right to preferential subscription to shares in the case of a capital increase.


ARTICLE 17. QUORUM:

The General Meeting, whether held as an Ordinary or Extraordinary meeting, will be validly constituted at the first calling when the shareholders present or represented hold at least eighty percent of the subscribed capital with the right to vote. If after 60 minutes have passed from the time indicated on the notice of meeting, there is no quorum constituted as required in this paragraph, it is understood that the Meeting will be adjourned to the same time 14 days later.

At the resumption of the adjourned meeting, if thirty minutes have passed from the appointed time without the required quorum being formed, the Meeting will be validly constituted provided that there are present or represented shareholders that hold at least fifty per cent of the share capital.


ARTICLE 18. PRESIDENT AND PROCEDURES:

The General Meeting will be chaired by the President of the Board of Directors or whoever is performing that function; and, in their absence, by the shareholder who may be elected in each case by the shareholders present at the Meeting, acting as secretary whoever is secretary of the Board of Directors or in his absence whoever is so appointed by the shareholders present. The President will preside over the discussions. All the shareholders present will be able to intervene in the discussions.


ARTICLE 19. MINUTES OF THE MEETING:

Minutes will be drawn up for all the General Meetings, which may be approved by the Meeting itself, immediately afterwards and signed by the President and the
Secretary: failing this, the Minutes may be approved by any means allowed by current legal provisions. The Minutes approved by whichever of these methods will have executive force from the date of approval.


ARTICLE 20. MINUTE BOOK:

All Minutes of General Meetings will be copied or transferred into a Minute Book, signed by the Secretary and approved by the President. Certificates of the resolutions adopted will be issued by the Secretary of the Board of Directors and approved by the President.


ARTICLE 21 INFORMATION FOR SHAREHOLDERS:

From the moment of convening the General Meeting, any shareholder will be able to obtain from the company immediately and without cost those documents that have to be submitted for approval at the Meeting and the auditor's report on the accounts if appropriate. This right will be specifically stated In the notice convening the meeting.

From the moment the notice of the Meeting is published, any shareholder may request in writing or verbally during the said meeting, such reports or statements that they deem appropriate, in relation to the matters comprising the agenda.


ARTICLE 22. DIRECTORS:

It is not necessary to be a shareholder in order to be a director of the company.

Those persons who are declared incompatible or prohibited legally, in particular those identified in the law 12/1995 of 11th May and Article 124 of the current Consolidated Text of the Companies Act may not be directors.


ARTICLE 23. PERIOD OF OFFICE:

The term of office of a director will be five years. They may be re-elected an unlimited number of times for the same maximum period of five years.


ARTICLE 24. ACCOUNTABILITY:

The accountability of the directors to the company and to the shareholders and to third parties shall be as defined and required by law.


ARTICLE 25. REMOVAL:

The removal of the directors may be approved at any time by the General Meeting.

Directors found to be in violation of any incompatibilities or legal prohibitions shall be immediately removed at the request of any shareholder, without prejudice to the liability that may have been incurred by his misconduct.


ARTICLE 26. BOARD OF DIRECTORS:

The company will be managed by the Board of Directors, with a minimum number of four directors and a maximum of five, as decided by the General Meeting in accordance with that set out in law. The authority to appoint directors resides exclusively with the General Meeting.


APPOINTMENTS OF THE BOARD OF DIRECTORS

The Board of Directors will appoint its President and, if so empowered, one or more Vice-President. In the event of several Vice-Presidents, each one of the vice-presidencies will be numbered. The priority of a number will determine the order in which the Vice-Presidents will substitute for the President in those cases of absence, incapacity or vacancy.

The Board of Directors will appoint a secretary and, if so empowered, a Vice-Secretary, who do not have to be directors, in which case they will act with a voice but without a vote. The Vice-Secretary will deputise for the Secretary in those cases of absence, incapacity or vacancy.


CONVENING THE BOARD OF DIRECTORS

The Board of Directors will be convened by the President, or in case of death, absence, incapacity or impossibility to do so, by the Vice-President, whenever it is considered necessary or appropriate, but there must be at least one meeting every three months. It must be convened whenever at least one member of the Board requests it. Should fourteen calendar days have elapsed since receiving the request without the President having convened the Board, the Board member who requested the meeting shall convene the Board.

The agenda for the meeting shall be included in all notices convening the meeting.

The notice will be sent by letter with acknowledgement of receipt to the address of each of the members of the Board that is on company records, at least fifteen days before the date stated for the meeting. It will be not be necessary to send a notice if all the members of the Board of Directors had been advised at the previous meeting.

The Board of Directors will be validly constituted without the need for notice if all its members, present or represented, unanimously accept that the meeting be held.

Voting in writing and without attending will only be accepted if no director opposes such a procedure.


PLACE OF BOARD MEETING

The Board of Directors will hold its meetings at the Registered Office of the company, unless another place is indicated in the notice within Spanish territory and unless no director opposes it within five days following receipt of the letter giving notice. CONSTITUTION OF THE BOARD OF DIRECTORS

The Board of Directors will be validly constituted to debate and adopt any matter at the meeting when there are present, or represented, at the said meeting three members of the Board that had been appointed at the time of the General Meeting, even though not all the places were covered or even if afterwards vacancies occurred. In the case in which five directors were appointed, the quorum to constitute a Meeting will be satisfied with the presence of four directors, or their representatives.

The members of the Board of Directors may only delegate their representation to another member of the Board.

The representation must be conferred by any written method and specifically for each session.


AGENDA OF THE BOARD OF DIRECTORS

The Board of Directors may debate and adopt decisions upon matters appropriate to their powers, even when such matters do not appear on the agenda attached to the notice.


PROCEDURE AND ADOPTION OF AGREEMENTS OF THE BOARD OF DIRECTORS

The President will open for discussion the matters in the agenda, equally if they were included in the notice, or if they were added at the beginning of the Meeting. Any Board member, prior to the Meeting or during the course of it, will have the right to place before the Board any other matter for discussion and to be voted upon, in the order in which the President may determine.

Once the President considers that the matter has been sufficiently debated he will put it to a vote, each member of the Board, present or represented, having one vote.

The decisions will be adopted by the absolute majority of three members of the Board who either attend in person or by representation.

Notwithstanding the foregoing, the adoption of the decisions relating to the matters set out below will require a favourable vote of three of the four members of the Board of Directors, or four of the members if there are five:

1    Request loans, except those in the ordinary course of business.

2    Any modification, cancellation or novation of the company's contracts.

3    Give guarantees of whatever type except those set out in finance documents.

4 Create mortgages, charges, or liens over all or part of the assets or properties of the company.

5 Loan money to third parties except the normal loans in the ordinary course of business.

6    Contract with any  shareholder or a subsidiary of a shareholder.

7    Dispose of any asset of the company.

8 Take part in transactions outside the ordinary course of business or those that are outside the normal independence of relationships appropriate to commercial arm's length transactions.

9 Instigate judicial or extra-judicial claims or decide in respect of the defence, transaction, etc in these types of claims.

10   Regarding the budgets of the company:

     (i)  Agree a budget (the "Budget").

     (ii) Modify the agreed Budget.

     (iii)Spend amounts in excess of that forecast in the Budget, except in cases of demonstrable emergency or when the company is contractually obliged to make the payments even though the said payment was not included in the Budget.

     (iv) Make expenditures within the Budget that exceed pesetas 5 million.

11   Hire personnel, consultants or assessors.

12   Acquire or dispose of subsidiaries or shares in other companies.

13 Enter into long term contracts, which includes those that require a notice period for cancellation of at least three months and those where the liabilities are not easily predictable at the date of entering into the contract or those in which the eventual liability could be considered to be a serious risk for the company.

14   The premature repayment of loans.

15 Finalising contracts that require the payment of an amount in excess of pesetas 5 million throughout their duration, other than those expressly forecast within the agreed Budget.

16   Changes in the accounting principles or criteria of the company.


DELEGATION OF POWERS

The Board of Directors may delegate, permanently, all or part of its powers to an executive committee and in one or more managing directors, and determine which of its Board members are going to be so nominated.

The permanent delegation of powers and the determination of the Board members who are to hold such powers, will require the favourable vote of two-thirds of the number of the Board members that were fixed by the General Meeting for the composition of this Board, even though the said number was not nominated in its entirety or even though afterwards there may have been vacancies.

The directors with management responsibility have the express duty to inform each of the directors about the daily management of the company.


ARTICLE 27. POWERS:

The representation of the company, for legal and other purposes, resides in the Board of Directors and comprises all the actions contained in the objects.

The Board of Directors has authority over any matter which relates to the management , representation and administration of the company, including all types of act of disposal.

The representation will cover all the actions comprised within the objects of the company, including those in which, under civil or mercantile legislation or commercial or banking practice require express authorisation or mandate.


                 CHAPTER IV BALANCE SHEET, ACCOUNTS AND PROFITS

ARTICLE 28. FINANCIAL YEAR:

The financial year of the company will be the calendar year, that is, it will cover the period between 1st January to 31st December of each year.


ARTICLE 29. ANNUAL ACCOUNTS:

Within the period of three months from the close of the financial year of the company, the management will draw up the annual accounts with the balance sheet, profit and loss account, explanatory notes and a report on the business, and, if appropriate, the proposed distribution of profits, to be submitted to the General Meeting for approval.

All the directors shall sign the annual accounts and management report. Should the signature of one of them be lacking it will be so stated on each of those documents in which it is lacking, with a statement of the reason.

When the company is not legally obliged to submit its account to be reviewed by an auditor, the shareholders who represent at least five per cent of the share capital will be able to request, in accordance with the law, the appointment of an auditor to carry out the review of the accounts for a year, provided that three months from the date of the close of the year end have not passed.

The cost of this audit will be borne by the company.

Under the provisions in law and in these Articles of Association, for the modification of the latter, an Extraordinary General Meeting may adopt the requirement that the company's annual accounts be submitted systematically to a review by auditors, even though it is not required by law. Under the same provisions, this requirement may be cancelled.

Within the month following the adoption of the annual accounts by the Meeting, a certificate of the resolutions adopting the annual accounts and the application of the profits, to which will be attached a copy of each one of the said accounts and the other documents required by law will be presented for filing in the Mercantile Register appropriate to its Registered Office. If any of the annual accounts is drawn up in an abbreviated form, this will be made clear in the certificate, stating the reason therefor.

Non-compliance of the directors regarding this requirement will give rise to the measures provided in law.


ARTICLE 30. DISTRIBUTION OF PROFITS:

The net profits of the company will be distributed, if appropriate, every year among the shareholders, unless agreed by a vote against of 75 per cent of the share capital, in accordance always with the adopted balance sheet and always taking into account the prior applications to be carried out in accordance with current legislation.


ARTICLE 31. REMUNERATION OF THE DIRECTORS:

The office of director will not be remunerated.


                      CHAPTER V. WINDING UP AND LIQUIDATION

ARTICLE 32. WINDING UP:

The company  shall be wound up for reasons  that accord with the  provisions  of
Article 260 of the current Consolidated Text of the Companies Act, carried out in agreement with that set out in the Articles, from Article 262 onwards, in the said legal text.


ARTICLE 33. LIQUIDATION:

It will not be necessary to appoint liquidators nor sell the assets of the company if the shareholders agree unanimously the destination of the company's assets, without prejudice to the legal powers and guarantees that are established in favour of the creditors and other interested third parties.


                         CHAPTER VI. FINAL ARRANGEMENTS

ARTICLE 34. ARBITRATION:

The shareholders may not initiate any action against the company without having previously submitted their claim to the Board of Directors and subsequently to the General Meeting.

All issues that could arise between shareholders and between these and the Company concerning company matters will be submitted to equity arbitration in the terms established in the Law of Arbitration of Private Rights of 5th December 1988.

Nevertheless there remains the right to lodge an objection regarding the company resolutions as set out from Article 115 onwards and in the current Consolidated Text.